

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

October 21, 2008

Via Mail and Fax

John H. Dietrich
Vice President and Chief Financial Officer
Sunopta Inc.
2838 Bovaird Drive West
Brampton, Ontario, Canada L7A 0H2

RE: Sunopta Inc.
Form 10-K for the Year Ended December 31, 2007
Form 10-Q for the Period Ended June 30, 2008
File Number: 000-09989

Dear Mr. Dietrich:

We have reviewed your correspondence dated October 2, 2008, and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information. After reviewing the additional information, we may raise further comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2007

Notes to Consolidated Financial Statements, page F8
Note 1. Description of business and significant accounting policies, page F8
Inventories, page F8

1. Reference is made to your response to our prior comment number 9. Please explain to us how "market" determined by you in valuing commodity grain inventories conforms to the meaning of "market" specified in paragraph 5.04 of the "Agricultural Producers and Agricultural Cooperatives" Audit and Accounting Guide ("AAG") as 'net realizable value." "Net realizable value" is defined in Statement 6 of Chapter 4 in ARB No. 43 as "estimated selling price in the ordinary course of business less reasonably predictable costs of completion and disposal." Further, paragraph 5.06 of

the AAG indicates that inventories of harvested crops held for sale and commonly referred to as valued at market are actually valued at net realizable value.

2. Also in connection with your response to comment number 9, please clarify for us and disclose as appropriate what "the quote on the CBoT <u>adjusted for basis quoted by the terminals we ship grain to</u>" represents.

<u>Form 10-Q for the Quarterly Period Ended June 30, 2008</u>

<u>Management's Discussion and Analysis, page 26</u>
<u>SunOpta Fruit Group, page 37</u>

3. Reference is made to your response to our prior comment number 18. Please quantify each of the impacts (that is, the higher production, storage, and operating costs) indicated in your intended expanded disclosure. If such impacts are not quantifiable, explain why this is the case and how you determined that such impacts were a material contributor to your results. Additionally, if the sell through of inventory reduced to net realizable value at December 31, 2007 materially impacts results in 2008 (for example, for associated inventory disposal costs incurred in 2008), please quantify such impact. In this event, explain to us why the impacts were not factored into determining the net realizable value of the inventory in establishing the reserve at December 31, 2007.

    You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

                                        Sincerely,

                                        Lyn Shenk
                                        Branch Chief